UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 August 10, 2001


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F   X                      Form 40-F
                  --------                           ---------


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



         Yes                                No        X
             ------------                      ---------------

                                  BUNGE LIMITED

                                INDEX TO FORM 6-K


                                                                            Page
                                                                            ----
FINANCIAL STATEMENTS                                                          2

     Consolidated Balance Sheets at December 31, 2000 and June 30, 2001       2

     Consolidated Interim Statements of Income for the Three Months
        Ended and Six Months Ended June 30, 2000 and 2001                     3

     Consolidated Interim Statements of Cash Flows for the Six Months
        Ended June 30, 2000 and 2001                                          4

     Notes to Consolidated Interim Financial Statements                       5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS                                                 12

     Disclosure Regarding Forward-Looking Information                         12

     Results of Operations                                                    12

     Liquidity and Capital Resources                                          19

     Other Matters                                                            20

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                    21

SIGNATURES                                                                    22

EXHIBIT 99.1: PRESS RELEASE DATED AUGUST 10, 2001



FINANCIAL STATEMENTS


                         BUNGE LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             (United States Dollars in Millions, except share data)


                                                                                         December 31,         June 30,
                                                                                             2000               2001
                                                                                       ------------------  ----------------
                                                                                                             (Unaudited)
                                        ASSETS
Current assets:
   Cash and cash equivalents......................................................        $    423            $    231
   Marketable securities ($0 and $62 restricted, Note 8)..........................              61                 112
   Trade accounts receivable (less allowance of $59 and $59)......................             873                 700
   Inventories (Note 3)...........................................................           1,311               1,777
   Recoverable taxes..............................................................             225                 177
   Deferred income taxes .........................................................              21                  24
   Other current assets ..........................................................             513                 317
                                                                                       ------------------  ----------------
Total current assets..............................................................           3,427               3,338
                                                                                       ------------------  ----------------
Property, plant and equipment, net ...............................................           1,859               1,691
Goodwill and other intangible assets, net.........................................             200                 193
Investments in affiliates.........................................................              54                  53
Deferred income taxes ............................................................             169                 148
Other non-current assets..........................................................             145                 162
                                                                                       ------------------  ----------------
Total assets......................................................................         $ 5,854             $ 5,585
                                                                                       ==================  ================

                         LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
   Short-term debt................................................................         $ 1,268             $ 1,455
   Current portion of long-term debt .............................................             254                 248
   Trade accounts payable.........................................................             839                 783
   Other current liabilities......................................................             385                 341
                                                                                       ------------------  ----------------
Total current liabilities.........................................................           2,746               2,827
                                                                                       ------------------  ----------------
Long-term debt (Note 8)...........................................................           1,003                 878
Deferred income taxes.............................................................             141                 125
Other non-current liabilities ....................................................             282                 247

Commitments and contingencies (Note 6)............................................

Minority interest in subsidiaries................................................              543                 462

Shareholder's equity:
   Common stock, par value $.01; 240,000,000 authorized, 64,380,000
       issued and outstanding shares and additional paid-in capital...............           1,429               1,429
   Shareholder receivable (Note 5)................................................            (126)               (108)
   Retained earnings..............................................................             309                 338
   Accumulated other comprehensive loss...........................................            (473)               (613)
                                                                                       ------------------  ----------------
Total shareholder's equity........................................................           1,139               1,046
                                                                                       ------------------  ----------------
Total liabilities and shareholder's equity........................................         $ 5,854             $ 5,585
                                                                                       ==================  ================

The accompanying notes are an integral part of these consolidated interim financial statements.





                         BUNGE LIMITED AND SUBSIDIARIES

                    CONSOLIDATED INTERIM STATEMENTS OF INCOME

             (United States Dollars in Millions, except share data)

                                                                             Three Months Ended               Six Months Ended
                                                                                  June 30,                        June 30,
                                                                        -----------------------------  -----------------------------
                                                                            2000            2001           2000            2001
                                                                        --------------  -------------  --------------  -------------
                                                                                 (Unaudited)                    (Unaudited)
Net sales............................................................       $ 2,284         $ 2,689        $ 4,289         $ 5,161
Cost of goods sold...................................................         2,122           2,479          4,033           4,795
                                                                        --------------  -------------  --------------  -------------

Gross profit.........................................................           162             210            256             366
Selling, general and administrative expenses.........................           108             112            188             194
                                                                        --------------  -------------  --------------  -------------

Income from operations...............................................            54              98             68             172
Non-operating income (expense) - net (Note 7)........................           (65)            (59)           (77)           (132)
                                                                        --------------  -------------  --------------  -------------

Income (loss) before income tax, minority interest, discontinued
   operations and cumulative effect of change in accounting
   principle.........................................................           (11)             39             (9)             40
Income tax (expense) benefit.........................................             4              (4)             3              (4)
                                                                        --------------  -------------  --------------  -------------

Income (loss) before minority interest, discontinued operations
   and cumulative effect of change in accounting principle...........            (7)             35             (6)             36
Minority interest....................................................             1             (12)            (5)            (17)
                                                                        --------------  -------------  --------------  -------------

Income (loss) before discontinued operations and cumulative
   effect of change in accounting principle..........................            (6)             23            (11)             19
Discontinued operations  (Note 4)
   Loss from discontinued operations, net of tax benefit of $0.......            (1)              -             (4)              -
   Gain on disposal of discontinued operations, net of tax of $0.....             -               -              -               3
                                                                        --------------  -------------  --------------  -------------

Income (loss) before cumulative effect of change in accounting
   principle.........................................................            (7)             23            (15)             22
Cumulative effect of change in accounting principle, net of tax
   of $4 (Note 2)....................................................             -               -              -               7
                                                                        --------------  -------------  --------------  -------------

Net income (loss)....................................................       $    (7)         $   23        $   (15)        $    29
                                                                        ==============  =============  ==============  =============

Earnings per common share - basic and diluted:
Income (loss) before discontinued operations and cumulative effect
   of change in accounting principle.................................       $  (.09)        $   .36        $  (.17)        $   .30
Discontinued operations..............................................          (.02)              -           (.06)            .04
Cumulative effect of change in accounting principle..................             -               -              -             .11
                                                                        --------------  -------------  --------------  -------------

Net income (loss) per share..........................................       $  (.11)        $   .36        $  (.23)        $   .45
                                                                        ==============  =============  ==============  =============

Weighted-average number of shares outstanding - basic and diluted....    64,380,000      64,380,000     64,380,000      64,380,000
                                                                        ==============  =============  ==============  =============

The accompanying notes are an integral part of these consolidated interim financial statements.





                         BUNGE LIMITED AND SUBSIDIARIES

                  CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                       (United States Dollars in Millions)


                                                                                                Six Months Ended
                                                                                                    June 30,
                                                                                      -------------------------------------
                                                                                            2000               2001
                                                                                      -----------------  ------------------
                                                                                                  (Unaudited)
OPERATING ACTIVITIES
Net income (loss).................................................................           $ (15)              $ 29
Adjustment to reconcile net income to cash (used for) provided by operating activities:
     Unrealized foreign exchange gain ............................................             (18)                (1)
     Unrealized gain on marketable securities.....................................              (3)                 -
     Bad debt expense.............................................................               5                 13
     Depreciation, depletion and amortization.....................................              63                 78
     Deferred income taxes........................................................             (15)               (17)
     Gain on sale of property, plant and equipment and investments................              (6)                (3)
     Discontinued operations......................................................               4                 (3)
     Minority interest............................................................               5                 17
     Changes in operating assets and liabilities, excluding the effects of acquisitions:
        Marketable securities.....................................................               -                 11
        Trade accounts receivable.................................................            (118)                59
        Inventories...............................................................            (648)              (586)
        Recoverable taxes.........................................................              (9)                21
        Trade accounts payable....................................................              19                 24
        Other - net...............................................................             164                111
                                                                                      -----------------  ------------------
           Cash used for operating activities.....................................            (572)              (247)

INVESTING ACTIVITIES
Payments made for capital expenditures............................................             (77)              (105)
Purchase of marketable securities.................................................               -                (62)
Proceeds from disposal of property, plant and equipment...........................               4                  6
Proceeds from sale of discontinued operations.....................................               -                 58
Business acquisitions, net of cash acquired.......................................             (53)                (4)
Repayments of (investments in) related party loans................................             154                  -
                                                                                      -----------------  ------------------
           Cash provided by (used for) investing activities.......................              28               (107)

FINANCING ACTIVITIES
Net change in short-term debt.....................................................             568                290
Proceeds from long-term debt......................................................             215                 36
Repayment of long-term debt.......................................................            (200)              (106)
Dividends paid to minority interest...............................................              (8)               (16)
Proceeds from shareholder loan....................................................               -                 18
Capital contributions from minority interest......................................               9                  -
                                                                                      -----------------  ------------------
           Cash provided by financing activities..................................             584                222
Effect of exchange rate changes on cash and cash equivalents......................              (3)               (60)
                                                                                      -----------------  ------------------

Net increase (decrease) in cash and cash equivalents..............................              37               (192)
Cash and cash equivalents, beginning of period....................................             363                423
                                                                                      -----------------  ------------------
Cash and cash equivalents, end of period..........................................           $ 400               $231
                                                                                      =================  ==================

The accompanying notes are an integral part of these consolidated interim financial statements.



                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

           The accompanying unaudited interim consolidated financial statements of Bunge Limited and subsidiaries (Bunge) have been prepared in accordance with United States of America generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
     Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for the complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet at December 31, 2000 has been derived from Bunge's audited financial statements at that date. Operating results for the three and six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the year ending December 31, 2001. The financial statements should be read in conjunction with the consolidated financial statements and notes thereto for Bunge for the years ended December 31, 2000, 1999, and 1998, included in our Registration Statement on Form F-1 (File No. 333-65026), as amended, filed with the Securities and Exchange Commission.


2.   NEW ACCOUNTING STANDARDS

          In July 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141), and No. 142, Goodwill and Other Intangible Assets (SFAS No.
     142). SFAS No. 141 supercedes Accounting Principle Board (APB) Opinion No. 16, "Business Combinations" and changes the accounting for business combinations by requiring all business combinations to be accounted for using the purchase method, eliminating pooling-of-interests except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 further clarifies the criteria for recognizing intangible assets separately from goodwill. SFAS No. 141 is effective for any business combination that is completed after June 30, 2001. Bunge is evaluating the impact SFAS No. 141 will have on its financial statements.

           SFAS No. 142 supercedes APB Opinion No. 17, "Intangible Assets" and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) by eliminating the amortization of goodwill and other intangible assets with indefinite lives. However, SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. Bunge will continue to amortize goodwill and intangible assets acquired prior to July 1, 2001 during the transition period of July 1, 2001 until the adoption of SFAS No. 142 on January 1, 2002. Bunge is evaluating the impact SFAS No. 142 will have on its financial statements.

           Effective January 1, 2001, Bunge adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. As a result of this adoption, Bunge's net income in the first quarter of 2001 increased by $7 million, net of $4 million of tax expense for the fair value of previously unrecognized derivative instruments. Bunge also recorded a loss in other comprehensive income (loss) of $(3) million, net of $2 million tax benefit for derivatives which hedge the variable cash flows of certain forecasted transactions. These adjustments are reported as a cumulative change in accounting principle as of January 1, 2001.

           Bunge follows a policy to reduce price risk caused by market fluctuations by using exchange traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sale contracts. Inventories of merchandisable agricultural commodity inventories are stated at market value. Exchange-traded futures and options contracts, forward purchase contracts and forward

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


2.   NEW ACCOUNTING STANDARDS (continued)

     sale contracts are valued at the quoted market price as required under SFAS
     133. Changes in the market value of inventories of merchandisable agricultural commodity inventories, forward purchase and sale contracts, and exchange-traded futures and options contracts, are recognized in earnings immediately as a component of cost of goods sold.

           In addition, Bunge occasionally will hedge portions of its oilseed processing business production requirements, including purchases of soybeans and sales of soybean meal and soybean oil. The instruments used are readily marketable exchange-traded futures contracts, which are designated as cash flow hedges. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains or losses arising from open and closed hedging transactions are deferred in other comprehensive income (loss), net of applicable taxes, and are recognized in cost of goods sold when the products associated with the hedged item are sold.

           Unrealized gains/losses on the exchange-traded futures and options contracts, forward purchase and sale contracts and foreign currency swaps and options are classified on the balance sheet in other current assets or other current liabilities, except for derivative contracts related to readily marketable inventories (see Note 3).


3.   INVENTORIES

          Inventories consist of the following:

                                                                                December 31,             June 30,
     (US$ in millions)                                                              2000                   2001
     -----------------                                                       ------------------      ---------------
                                                                                                        (Unaudited)
     Agribusiness - Readily marketable inventories at market value......        $    876                $ 1,307
     Fertilizer.........................................................             298                    353
     Edible oils........................................................              60                     50
     Wheat milling and bakery...........................................              17                     44
     Other..............................................................              60                     23
                                                                            -------------------    -------------------
     Total..............................................................        $  1,311                $ 1,777
                                                                            ===================    ===================

           Readily marketable inventories at market value - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Included in readily marketable inventories were unrealized gains on related derivative contracts of $22 million and $7 million as of June 30, 2001 and December 31, 2000, respectively.

4.   DISCONTINUED OPERATIONS

           In March 2001, Bunge committed to a divestiture plan and sold its Brazilian baked goods division, Plus Vita S.A. to a third party. The divestiture resulted in a gain to Bunge of $3 million. The net assets of the division as of December 31, 2000 were $59 million and were classified in other current assets.

           Accordingly, the operating results for the disposed division have been separately classified and reported for all periods presented.

                        BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


4.   DISCONTINUED OPERATIONS (continued)

           The following table summarizes the financial information related to the discontinued operations of the baked goods division:



                                                                  Three Months Ended                 Six Months Ended
                                                                       June 30,                          June 30,
                                                           -------------------------------  --------------------------------
        (US$ in millions)                                        2000            2001             2000             2001
        -----------------                                  --------------  ---------------  ---------------  ---------------
                                                                    (Unaudited)                       (Unaudited)
     Net sales........................................        $ 17             $ -             $ 35             $ 11

     Net loss.........................................        $ (1)            $ -             $ (4)            $  -

5.   RELATED PARTY TRANSACTIONS

           Bunge recorded net interest income relating to related party loans totaling $1 million and $3 million for the three months ended June 30, 2001 and 2000, respectively, and $2 million and $6 million for the six months ended June 30, 2001 and 2000, respectively. Shareholder's equity includes a long-term note receivable from Bunge's sole shareholder Bunge International Limited relating to a capital contribution in the amount of $108 million and $126 million at June 30, 2001 and December 31, 2000, respectively.

           Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Bunge International Limited, which is engaged in the business of meat and poultry production. These sales were $2 million and $4 million for the three months ended June 30, 2001 and 2000, respectively, and $8 million and $6 million for the six months ended June 30, 2001 and 2000, respectively.

6.   COMMITMENTS AND CONTINGENCIES

           Bunge is party to a number of claims and lawsuits, primarily tax and labor claims, arising out of the normal course of business. After taking into account liabilities recorded for all of the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse affect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities as of June 30, 2001 and December 31, 2000 are the following accrued liabilities:



                                                                                 December 31,             June 30,
     (US$ in millions)                                                              2000                    2001
     -----------------                                                     ----------------------  ----------------------
                                                                                                        (Unaudited)
     Tax claims......................................................             $ 131                   $ 112
     Labor claims....................................................                86                      74
     Civil and other.................................................                19                      21
                                                                           ----------------------  ----------------------
     Total...........................................................             $ 236                   $ 207
                                                                           ======================  ======================

           Tax claims - The tax claims relate principally to claims against Bunge's Brazilian subsidiaries, including income tax claims, value added tax claims (ICMS and IPI) and sales tax claims (PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to the operations of Bunge is subject to varying interpretations arising from the complex nature of Brazilian tax law as well as changes in tax laws introduced by the Plano Real in 1994 and the current Brazilian constitution established in 1988.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


6.   COMMITMENTS AND CONTINGENCIES (continued)

           Labor claims - The labor claims relate principally to labor claims against Bunge's Brazilian subsidiaries. Court rulings under Brazilian laws have historically been in favor of the employee-plaintiff. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

           Civil and other - The civil and other claims relate to various disputes with suppliers and customers.

           Bunge has issued several direct and indirect guarantees for the payment of long-term loans of affiliated companies totaling approximately $26 million as of June 30, 2001 and December 31, 2000. Management believes that these guarantees will not adversely affect Bunge's financial condition, results of operations or liquidity.


7.   NON-OPERATING INCOME (EXPENSE) - NET

           Non-operating income (expense) - net consists of income and (expense) items as follows:

                                                                   Three Months Ended                 Six Months Ended
                                                                        June 30,                          June 30,
                                                             --------------------------------  -------------------------------
     (US$ in millions)                                            2000             2001            2000             2001
     -----------------                                       ---------------  ---------------  --------------  ---------------
                                                                       (Unaudited)                      (Unaudited)
     Interest income....................................            $  40            $  31           $   71         $    72
     Interest expense...................................              (65)             (54)            (101)           (116)
     Interest expense on readily marketable inventories               (10)             (10)             (24)            (21)
     Foreign exchange...................................              (35)             (28)             (32)            (71)
     Other income.......................................                5                2                9               4
                                                             ---------------  ---------------  --------------  ---------------
     Total non-operating income (expense) - net.........            $ (65)           $ (59)          $  (77)         $ (132)
                                                             ===============  ===============  ==============  ===============


           Interest expense on readily marketable inventories - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Bunge attributes interest expense to these inventories based on the average interest rates incurred on the short-term debt used to finance these inventories.


8.   LONG-TERM DEBT

           In June 2001, Bunge defeased $60 million of outstanding long-term debt by depositing $62 million in U.S. treasury securities which are expected to be sufficient to make payments of interest and principal on the scheduled payment dates in trust for the benefit of the lenders. These funds will be held in trust until the final maturity of the debt in 2003, and thus their use is restricted. The securities are included in marketable securities on the consolidated balance sheet. These restricted securities are classified as held to maturity and are reported at cost plus accrued interest.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


9.   COMPREHENSIVE INCOME (LOSS)

           The following table summarizes the components of comprehensive income
     (loss):

                                                                   Three Months Ended                Six Months Ended
                                                                        June 30,                         June 30,
                                                             -------------------------------  --------------------------------
     (US$ in millions)                                            2000            2001             2000             2001
     -----------------                                       ---------------  --------------  ---------------  ---------------
                                                                      (Unaudited)                       (Unaudited)

     Net income (loss)..................................        $   (7)            $  23           $ (15)          $   29
     Other comprehensive income (loss):
       Foreign exchange translation adjustment..........           (26)              (55)            (19)            (139)
       Cumulative effect of a change in accounting
         principle, net of tax of $2....................             -                 -                -              (3)
       Unrealized gain on commodity futures,
         net of tax of $1...............................             -                 -                -               2
                                                             ---------------  --------------  ---------------  ---------------
     Total comprehensive loss...........................       $  (33)            $ (32)          $ (34)          $ (111)
                                                             ===============  ==============  ===============  ===============

10.  SHAREHOLDER'S EQUITY

           Between July 5, 2001 and July 12, 2001, Bunge's Board of Directors approved: (i) the exchange of 12,000 common shares, par value $1.00 per share, for 1.2 million common shares, par value $.01 per share with Bunge International, (ii) the declaration and payment of a 52.65-for-1 share dividend, (iii) an increase in Bunge's authorized share capital to 240 million common shares, par value $.01 per share, (iv) the authorization of 9,760,000 of undesignated preference shares and (v) the authorization of 240,000 of Series A Preference Shares.

           The common share data presented herein have been restated for all periods to reflect the effects of the share exchange and share dividend described above.


11.  SEGMENT INFORMATION

           Bunge has five reporting segments, which are organized based upon similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The activities of the fertilizer segment include raw material mining, mixing fertilizer components and marketing products. The edible oil products segment involves the manufacturing and marketing of products derived from vegetable oils. The wheat milling and bakery products segment involves the manufacturing and marketing of products derived primarily from wheat. The other segment consists of the soy ingredients and corn products businesses.

           The "Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consists primarily of corporate items not allocated to the operating segments and intersegment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Intersegment revenues."

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


11.  SEGMENT INFORMATION (continued)

     Operating Segment Information

                                                                                     Wheat
                                                                                    Milling
                                                                                      and
                                                                      Edible Oil     Bakery
    (US$ in millions)                    Agribusiness   Fertilizers    Products     Products     Other      Unallocated     Total
    -----------------                    ------------   -----------    --------     --------     ------     ------------    ------
                                                                             (Unaudited)
    Three months ended June 30,
    2000
    Net sales to external customers.         $1,489         $280          $277        $132         $106       $    -        $2,284
    Intersegment revenues...........             70            -             -           -            -          (70)            -
    Gross profit....................             71           36            35          16            4            -           162
    Income from operations..........             34           11             9           1            -           (1)           54
    EBITDA (1)......................             47           25            15           5            2            -            94
    Depreciation, depletion and
    amortization....................             13           14             6           4            2            1            40

    Three months ended June 30,
    2001
    Net sales to external customers.          2,021          245           222         135           66            -         2,689
    Intersegment revenues...........            103            -             -           -            -         (103)            -
    Gross profit....................            110           47            27          15           11            -           210
    Income from operations..........             63           24             2           4            4            1            98
    EBITDA (1)......................             76           40             6           8            6            2           138
    Depreciation, depletion and
    amortization...................              13           16             4           4            2            1            40

    Six months ended June 30,
    2000
    Net sales to external customers.          2,896          409           546         265          173            -         4,289
    Intersegment revenues...........             92            -             -           -            -          (92)            -
    Gross profit....................             82           54            73          36           11            -           256
    Income from operations..........             17           24            23           6            3           (5)           68
    EBITDA (1)......................             41           41            32          13            8           (4)          131
    Depreciation, depletion and
    amortization...................              24           17             9           7            5             1           63

    Six months ended June 30,
    2001
    Net sales to external customers.          3,786          528           439         257          151            -         5,161
    Intersegment revenues...........            139            -             -           -            -         (139)            -
    Gross profit....................            179           85            54          28           20            -           366
    Income from operations..........             98           50            11           6           10           (3)          172
    EBITDA (1)......................            122           83            20          12           15           (2)          250
    Depreciation, depletion and
    amortization....................             24           33             9           6            5            1            78


----------------------------------
(1) Earnings before interest, taxes, depreciation and amortization, ("EBITDA") equals income from operations plus depreciation, depletion and amortization.

                       BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


12.  SUBSEQUENT EVENTS

              On August 6, 2001, Bunge International Limited effected a series of transactions that resulted in the pro rata distribution of the common shares of Bunge to the shareholders of Bunge International Limited. Prior to August 6, 2001, all of the common shares of Bunge were owned by Bunge International Limited, a privately held company incorporated in Bermuda.

              On August 7, 2001, Bunge sold 17,600,000 of its common shares, par value $.01, at an offering price of $16 per share in an initial public offering. Proceeds from the offering less underwriting discounts, commissions and expenses were approximately $261 million. The net proceeds were used to reduce indebtedness under Bunge's commercial paper program.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this report are made only as of the date of this report, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.


RESULTS OF OPERATIONS

         A summary of certain items in our consolidated statements of income and volumes by reportable segment for the periods indicated follows.

                                                           Three Months                         Six Months
                                                          Ended June 30,                      Ended June 30,
                                                   ----------------------------        ----------------------------
                                                      2000              2001              2000              2001
                                                   ----------        ----------        ----------        ----------
                                                                (US$ in millions, except volumes)
Net sales:
Agribusiness................................        $ 1,489           $ 2,021           $ 2,896          $ 3,786
Fertilizer..................................            280               245               409              528
Edible oil products.........................            277               222               546              439
Wheat milling and bakery products...........            132               135               265              257
Other.......................................            106                66               173              151
                                                   ----------        ----------        ----------        ----------
           Total............................        $ 2,284           $ 2,689           $ 4,289          $ 5,161
                                                   ==========        ==========        ==========        ==========

Cost of goods sold:
Agribusiness................................        $ 1,418           $ 1,911           $ 2,814          $ 3,607
Fertilizer..................................            244               198               355              443
Edible oil products.........................            242               195               473              385
Wheat milling and bakery products...........            116               120               229              229
Other.......................................            102                55               162              131
                                                   ----------        ----------        ----------        ----------
           Total............................        $ 2,122           $ 2,479           $ 4,033          $ 4,795
                                                   ==========        ==========        ==========        ==========


                                                           Three Months                         Six Months
                                                          Ended June 30,                      Ended June 30,
                                                   ----------------------------        ----------------------------
                                                      2000              2001              2000              2001
                                                   ----------        ----------        ----------        ----------

Gross profit:
Agribusiness................................        $    71           $   110           $    82          $   179
Fertilizer..................................             36                47                54               85
Edible oil products.........................             35                27                73               54
Wheat milling and bakery products...........             16                15                36               28
Other.......................................              4                11                11               20
                                                   ----------        ----------        ----------        ----------
           Total............................        $   162           $   210           $   256          $   366
                                                   ==========        ==========        ==========        ==========


Selling, general and administrative
expenses:
Agribusiness................................        $    37           $    47           $    65          $    81
Fertilizer..................................             25                23                30               35
Edible oil products.........................             26                25                50               43
Wheat milling and bakery products...........             15                11                30               22
Other.......................................              4                 7                 8               10
Unallocated.................................              1                (1)                5                3
                                                   ----------        ----------        ----------        ----------
           Total............................        $   108           $   112           $   188          $   194
                                                   ==========        ==========        ==========        ==========


Income from operations:
Agribusiness................................        $    34           $    63           $    17          $    98
Fertilizer..................................             11                24                24               50
Edible oil products.........................              9                 2                23               11
Wheat milling and bakery products...........              1                 4                 6                6
Other.......................................              -                 4                 3               10
Unallocated other...........................             (1)                1                (5)              (3)
                                                   ----------        ----------        ----------        ----------
           Total............................        $    54           $    98           $    68          $   172
                                                   ==========        ==========        ==========        ==========


Net income (loss)...........................        $   (7)           $    23           $   (15)         $    29

Volumes (in millions of metric tons):
Agribusiness................................           14.8              14.8              24.0             25.9
Fertilizer..................................            1.8               1.7               2.5              3.3
Edible oil products.........................             .4                .4                .8               .8
Wheat milling and bakery products...........             .5                .5                .9              1.0
Other.......................................             .1                .4                .2               .5
                                                   ----------        ----------        ----------        ----------
           Total............................           17.6              17.8              28.4             31.5
                                                   ==========        ==========        ==========        ==========



Three Months Ended June 30, 2001 Compared to Three Months June 30, 2000

         Net sales. Net sales increased by $405 million, or 17.7%, to $2,689 million for the three months ended June 30, 2001 from $2,284 million for the three months ended June 30, 2000.

         Net sales in our agribusiness segment increased by $532 million, or 35.7%, to $2,021 million for the three months ended June 30, 2001 from $1,489 million for the three months ended June 30, 2000. Agribusiness segment net sales increased primarily due to higher average prices for soybeans, soybean meal and soybean oil, which we collectively refer to as soy commodity products. Average selling prices of soy commodity products were higher due to increased demand for soybean meal resulting from the recent European ban on the use of meat and bone meal in animal feed. In addition, average selling prices for soybean oil have recently increased due to changes in import tariffs in India favoring soybean oil over palm oil and expectations of a reduction in palm oil production.

         Net sales in our fertilizer segment decreased by $35 million, or 12.5%, to $245 million for the three months ended June 30, 2001 from $280 million for the three months ended June 30, 2000. Fertilizer segment net sales declined primarily due to lower average selling prices and lower sales volumes. The decline in average selling prices was primarily due to lower raw material costs. The decline in sales volumes was due to delays in farmer purchases of our fertilizer products caused by uncertainty with respect to expected prices the farmers will receive from the crops that will be planted in the third quarter of 2001.

         Net sales in our edible oil products segment decreased by $55 million, or 19.9%, to $222 million for the three months ended June 30, 2001 from $277 million for the three months ended June 30, 2000. This decrease in net sales was primarily due to decreases in average selling prices of our edible oil products in 2001. The decline in average selling prices was attributable to the adverse effects of the real devaluation in the second quarter of 2001 and competitive pressures in our markets.

         Net sales in our wheat milling and bakery products segment increased by $3 million, or 2.3%, to $135 million for the three months ended June 30, 2001 from $132 million for the three months ended June 30, 2000. This increase in net sales was primarily due to higher sales volumes, partially offset by lower average selling prices. The decline in average selling prices was attributable to the adverse effects of the real devaluation in the second quarter of 2001.

         Net sales in our other segment decreased by $40 million, or 37.7%, to $66 million for the three months ended June 30, 2001 from $106 million for the three months ended June 30, 2000. Net sales in our soy ingredients business increased but were offset in part by a decline in net sales in our corn products business. Net sales in our soy ingredients business increased due to higher sales volumes, partially offset by lower average selling prices. Net sales in corn products decreased primarily due to lower sales volumes caused by a labor strike at our Danville, Illinois facility. The labor strike was settled in August 2001.

         Cost of goods sold. Cost of goods sold increased by $357 million, or 16.8%, to $2,479 million for the three months ended June 30, 2001 from $2,122 million for the three months ended June 30, 2000. Included in cost of goods sold were $40 million of depreciation, depletion and amortization expenses for the three months ended June 30, 2001 and June 30, 2000.

         Cost of goods sold in our agribusiness segment increased by $493 million, or 34.8%, to $1,911 million for the three months ended June 30, 2001 from $1,418 million for the three months ended June 30, 2000. This increase was primarily due to higher average soy commodity product prices and higher energy costs.

         Cost of goods sold in our fertilizer segment decreased by $46 million, or 18.9%, to $198 million for the three months ended June 30, 2001 from $244 million for the three months ended June 30, 2000. This decrease was primarily due to lower raw material costs.

         Cost of goods sold in our edible oil products segment decreased by $47 million, or 19.4%, to $195 million for the three months ended June 30, 2001 from $242 million for the three months ended June 30, 2000. This decline was primarily due to the real devaluation and lower raw material costs, partially offset by higher energy costs.

         Cost of goods sold in our wheat milling and bakery products segment increased by $4 million, or 3.4%, to $120 million for the three months ended June 30, 2001 from $116 million for the three months ended June 30, 2000. This increase was primarily due to higher sales volumes, partially offset by the effects of the real devaluation.

         Cost of goods sold in our other segment decreased by $47 million, or 46.1%, to $55 million for the three months ended June 30, 2001 from $102 million for the three months ended June 30, 2000. This decline was primarily due to lower sales volumes in our corn products business as a result of the labor strike at our Danville facility.

         Gross profit. Gross profit increased by $48 million, or 29.6%, to $210 million for the three months ended June 30, 2001 from $162 million for the three months ended June 30, 2000.

         Gross profit in our agribusiness segment increased by $39 million, or 54.9%, to $110 million for the three months ended June 30, 2001 compared to $71 million for the three months ended June 30, 2000. The increase was primarily due to improved profitability in our grain origination, oilseed processing and international marketing business lines. The improvement in gross profit in each of our business lines was due to higher gross profit margins that resulted from industry-wide capacity reductions, including our own restructuring initiatives, effected in the second half of 2000, and increased demand for soybean meal resulting from the recent European ban on the use of meat and bone meal in animal feed. In addition, average selling prices for soybean oil have recently increased due to changes in import tariffs in India favoring soybean oil over palm oil and the expectations of a reduction in palm oil production.

         Fertilizer segment gross profit increased by $11 million, or 30.6%, to $47 million for the three months ended June 30, 2001 from $36 million for the three months ended June 30, 2000. The increase was primarily due to lower raw material costs.

         Gross profit in our edible oil products segment decreased by $8 million, or 22.9%, to $27 million for the three months ended June 30, 2001 from $35 million for the three months ended June 30, 2000. The decrease was primarily due to the effects of the real devaluation, partially offset by lower raw material costs.

         Gross profit in our wheat milling and bakery products segment decreased by $1 million, or 6.3%, to $15 million for the three months ended June 30, 2001 from $16 million for the three months ended June 30, 2000. The decrease was due to the effects of the real devaluation and lower average selling prices.

         Gross profit in our other segment increased by $7 million, or 175%, to $11 million for the three months ended June 30, 2001 from $4 million for the three months ended June 30, 2000. The increase was due to higher sales volumes in our soy ingredients business and lower operating expenses in our corn products business as a result of the labor strike at our Danville facility.

         Selling, general and administrative expenses. Selling, general and administrative expenses, or SG&A, increased by $4 million, or 3.7%, to $112 million for the three months ended June 30, 2001 from $108 million for the three months ended June 30, 2000. SG&A increased by $10 million in our agribusiness segment principally due to the growth of our international marketing operations. SG&A increased in our other segment primarily due to higher sales volumes in our soy ingredients business. SG&A decreased in our fertilizer, edible oil products and wheat milling and bakery products segments primarily due to the effects of the real devaluation and our cost reduction programs.

         Income from operations. Income from operations increased by $44 million, or 81.5%, to $98 million for the three months ended June 30, 2001 from $54 million for the three months ended June 30, 2000. The increase was primarily due to higher agribusiness segment gross profit and lower raw material costs in our fertilizer segment. Edible oil products segment income from operations declined primarily due to the adverse effects of the real devaluation. Income from operations in our wheat milling and bakery products segment increased due to lower SG&A expenses. Income from operations also increased in our other segment due to higher sales volumes in our soy ingredients business and lower operating expenses in our corn products business.

         Non-operating items. A summary of significant non-operating items for the periods indicated follows.

                                                                             Three Months
                                                                            Ended June 30,
                                                                      ----------------------------
                                                                          2000          2001
                                                                      ----------------------------
                                                                           (US$ in millions)
         Interest income...........................................        $  40         $  31
         Interest expense..........................................          (65)          (54)
         Interest expense on readily marketable inventories........          (10)          (10)
         Foreign exchange..........................................          (35)          (28)
         Other income..............................................            5             2
                                                                      ----------------------------
                           Total...................................        $ (65)        $ (59)
                                                                      ============================


         Interest income decreased by $9 million to $31 million for the three months ended June 30, 2001 from $40 million for the three months ended June 30, 2000, primarily due to lower levels of invested cash and lower short-term investments. Interest expense decreased by $11 million to $54 million for the three months ended June 30, 2001 from $65 million for the three months ended June 30, 2000, primarily due to lower levels of long-term debt. In addition, average interest rates on our debt for the three months ended June 30, 2001 compared to the three months ended June 30, 2000 were lower as a result of financing initiatives we implemented in the second half of 2000 and a decrease in short-term interest rates.

         Foreign exchange losses decreased by $7 million to a loss of $28 million for the three months ended June 30, 2001 from a loss of $35 million for the three months ended June 30, 2000. The real declined in value against the U.S. dollar by 6% for the three months ended June 30, 2001 compared to a 3% decline in value for the three months ended June 30, 2000. Foreign exchange losses decreased despite the reduction in value in the real principally because of our use of permanently invested long-term intercompany loans, which diminished our foreign exchange losses by $32 million.

         Income tax expense was $4 million for the three months ended June 30, 2001 compared to an income tax benefit of $4 million for the three months ended June 30, 2000. Income tax expense was higher primarily due to higher taxable income.

         Minority interest was an expense of $12 million for the three months ended June 30, 2001 compared to income of $1 million for the three months ended June 30, 2000. This change was primarily a result of higher earnings of our Brazilian subsidiaries and $3 million of preferred stock dividends recorded in the second quarter of 2001.

         Net Income. Net income was $23 million for the three months ended June 30, 2001 compared to a net loss of $7 million for the three months ended June 30, 2000.


Six Months Ended June 30, 2001 Compared to Six Months June 30, 2000

         Net sales. Net sales increased by $872 million, or 20.3%, to $5,161 million for the six months ended June 30, 2001 from $4,289 million for the six months ended June 30, 2000.

         Net sales in our agribusiness segment increased by $890 million, or 30.7%, to $3,786 million for the six months ended June 30, 2001 from $2,896 million for the six months ended June 30, 2000. Agribusiness segment net sales increased primarily due to higher sales volumes and higher average prices for soy commodity products. The increase in sales volumes was largely due to growth in our international marketing operations, which increased sales volumes by 2.9 million metric tons, or 52.7%, for the six months ended June 30, 2001 compared to the six months ended June 30, 2000. Average selling prices of soy commodity products were higher due to increased demand for soybean meal resulting from the recent European ban on the use of meat and bone meal in animal feed. In addition, average selling prices for soybean oil have recently increased due to changes in import tariffs in India favoring soybean oil over palm oil and expectations of a reduction in palm oil production.

         Net sales in our fertilizer segment increased by $119 million, or 29.1%, to $528 million for the six months ended June 30, 2001 from $409 million for the six months ended June 30, 2000. Fertilizer segment net sales increased due to higher sales volumes as a result of the April 2000 acquisition of Manah and Fosfertil. The increase in volumes was offset by a decline in average selling prices primarily due to lower raw material costs.

         Net sales in our edible oil products segment decreased by $107 million, or 19.6%, to $439 million for the six months ended June 30, 2001 from $546 million for the six months ended June 30, 2000. This decrease in net sales was primarily due to decreases in average selling prices of our edible oil products in 2001. The decline in average selling prices was attributable to the adverse effects of the real devaluation in the first six months of 2001 and competitive pressures in our markets.

         Net sales in our wheat milling and bakery products segment decreased by $8 million, or 3.0%, to $257 million for the six months ended June 30, 2001 from $265 million for the six months ended June 30, 2000. The decrease in net sales was primarily attributable to decreases in average selling prices for our wheat milling and bakery products, partially offset by higher sales volumes. The decline in average selling prices for our wheat milling and bakery products was attributable to the adverse effects of the real devaluation in the first six months of 2001.

         Net sales in our other segment decreased by $22 million, or 12.7%, to $151 million for the six months ended June 30, 2001 from $173 million for the six months ended June 30, 2000. Net sales in our soy ingredients business increased but were offset in part by a decline in net sales in our corn products business. Net sales in our soy ingredients business increased due to higher sales volumes, partially offset by lower average selling prices. Net sales in our corn products business decreased primarily due to lower sales volumes as a result of the labor strike at our Danville, Illinois facility. The labor strike was settled in August 2001.

         Cost of goods sold. Cost of goods sold increased by $762 million, or 18.9%, to $4,795 million for the six months ended June 30, 2001 from $4,033 million for the six months ended June 30, 2000. Included in cost of goods sold were $78 million of depreciation, depletion and amortization expenses for the six months ended June 30, 2001 and $63 million of depreciation, depletion and amortization for the six months ended June 30, 2000.

         Cost of goods sold in our agribusiness segment increased by $793 million, or 28.2%, to $3,607 million for the six months ended June 30, 2001 from $2,814 million for the six months ended June 30, 2000. The increase was due to higher sales volumes in our international marketing business, higher average soy commodity product prices and higher energy costs.

         Cost of goods sold in our fertilizer segment increased by $88 million, or 24.8%, to $443 million for the six months ended June 30, 2001 from $355 million for the six months ended June 30, 2000. This increase was primarily due to the acquisition of Manah and Fosfertil, partially offset by lower raw material costs. In addition, depreciation and depletion costs increased by $16 million to $33 million for the six months ended June 30, 2001 compared to $17 million for the six months ended June 30, 2000 due to the acquisition of Manah and Fosfertil.

         Cost of goods sold in our edible oil products segment decreased by $88 million, or 18.6%, to $385 million for the six months ended June 30, 2001 from $473 million for the six months ended June 30, 2000. This decline was primarily due to the real devaluation and lower raw material costs, partially offset by higher energy costs.

         Cost of goods sold in our wheat milling and bakery products segment was $229 million for the six months ended June 30, 2001 and June 30, 2000. The increased costs associated with higher sales volumes were offset by the effects of the real devaluation.

         Cost of goods sold in our other segment decreased by $31 million, or 19.1%, to $131 million for the six months ended June 30, 2001 from $162 million for the six months ended June 30, 2000. This decline was primarily due to lower sales volumes in our corn products business as a result of the labor strike at our Danville facility.

         Gross profit. Gross profit increased by $110 million, or 43.0%, to $366 million for the six months ended June 30, 2001 from $256 million for the six months ended June 30, 2000.

         Gross profit in our agribusiness segment increased by $97 million, or 118.3%, to $179 million for the six months ended June 30, 2001 compared to $82 million for the six months ended June 30, 2000. The increase was primarily due to improved profitability in our grain origination, oilseed processing and international marketing business lines. The improvement in gross profit in each of these business lines was due to higher gross profit margins that resulted from industry-wide capacity reductions, including our own restructuring initiatives, effected in the second half of 2000, and increased demand for soybean meal resulting from the recent European ban on the use of meat and bone meal in animal feed. In addition, average selling prices for soybean oil have recently increased due to changes in import tariffs in India favoring soybean oil over palm oil and the expectations of a reduction in palm oil production.

         Gross profit in our fertilizer segment increased by $31 million, or 57.4%, to $85 million for the six months ended June 30, 2001 from $54 million for the six months ended June 30, 2000. This increase was primarily due to the acquisition of Manah and Fosfertil.

         Gross profit in our edible oil products segment decreased by $19 million, or 26.0%, to $54 million for the six months ended June 30, 2001 from $73 million for the six months ended June 30, 2000. This decrease was due to the effects of the real devaluation, partially offset by lower raw material costs.

         Gross profit in our wheat milling and bakery products segment decreased by $8 million, or 22.2%, to $28 million for the six months ended June 30, 2001 from $36 million for the six months ended June 30, 2000. The decrease was due to the effects of the real devaluation.

         Gross profit in our other segment increased by $9 million, or 81.8%, to $20 million for the six months ended June 30, 2001 from $11 million for the six months ended June 30, 2000. The increase was due to higher sales volumes and lower raw material costs in our soy ingredients business and lower operating expenses in our corn products business as a result of the effects of the labor strike at our Danville facility.

         Selling, general and administrative expenses. SG&A increased by $6 million, or 3.2%, to $194 million for the six months ended June 30, 2001 from $188 million for the six months ended June 30, 2000. SG&A increased by $16 million in our agribusiness segment principally due to expansion of our South American grain origination operations and the growth in our international marketing business. In addition, SG&A increased by $5 million in the fertilizer segment due to the acquisition of Manah and Fosfertil. SG&A in our edible oil products and wheat milling and bakery products segments decreased by $7 and $8 million, respectively, primarily due to the effects of the real devaluation and our cost reduction programs.

         Income from operations. Income from operations increased by $104 million, or 152.9%, to $172 million for the six months ended June 30, 2001 from $68 million for the six months ended June 30, 2000. The increase was primarily due to higher agribusiness segment gross profit due to growth in our international marketing operations and the acquisition of Manah and Fosfertil in our fertilizer segment, while income from operations in our edible oil products segment declined due to the effects of the real devaluation. Income from operations in our other segment increased due to higher sales volumes from our soy ingredients business.

         Non-operating items. A summary of significant non-operating items for the periods indicated follows.


                                                                              Six Months
                                                                            Ended June 30,
                                                                      ---------------------------
                                                                          2000         2001
                                                                      ---------------------------
                                                                           (US$ in millions)
           Interest income.........................................        $  71       $    72
           Interest expense........................................         (101)         (116)
           Interest expense on readily marketable inventories......          (24)          (21)
           Foreign exchange........................................          (32)          (71)
           Other income............................................            9             4
                                                                      ---------------------------
                           Total...................................        $ (77)      $  (132)
                                                                      ===========================



         Interest income increased by $1 million to $72 million for the six months ended June 30, 2001 from $71 million for the six months ended June 30, 2000. Interest expense increased by $15 million to $116 million for the six months ended June 30, 2001 from $101 million for the six months ended June 30, 2000 because of higher levels of debt assumed as a result of the Manah and Fosfertil acquisitions, offset by a reduction in debt during the second quarter of 2001. Interest expense on short-term debt used to finance readily marketable inventories, which are our agricultural commodity inventories, decreased by $3 million to $21 million for the six months ended June 30, 2001 from $24 million for the six months ended June 30, 2001. The decrease in interest expense on readily marketable inventories was due to lower average short-term interest rates in the first six months of 2001 compared to 2000.

         Foreign exchange losses increased by $39 million to $71 million for the six months ended June 30, 2001 from $32 million for the six months ended June 30, 2000. This increase was primarily due to changes in exchange rates between the real and the U.S. dollar, as the real declined in value against the U.S. dollar by 15% for the six months ended June 20, 2001 compared to a 1% decline for the six months ended June 30, 2000. Our use of permanently invested intercompany loans diminished our foreign exchange losses by $67 million during the first six months of 2001.

         Income tax expense was $4 million for the six months ended June 30, 2001 compared to an income tax benefit of $3 million for the six months ended June 30, 2000. Income tax expense for the first six months of 2001 was higher compared to the first six months of 2000 primarily due to higher taxable income.

         Minority interest was an expense of $17 million for the six months ended June 30, 2001 compared to an expense of $5 million for the six months ended June 30, 2000. This change was primarily a result of higher earnings of our Brazilian subsidiaries and $6 million of preferred stock dividends recorded in the six months ended June 30, 2001.


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


         Net income. Net income was $29 million for the six months ended June 30, 2001 compared to a net loss of $15 million for the six months ended June 30, 2000. Net income for the six months ended June 20, 2001 was positively affected by a $7 million cumulative effect of a change in accounting principle related to the adoption of SFAS No. 133. As a result of the adoption, commencing in 2001, we have elected to begin recording unrealized gains and losses on previously unrecognized forward and sales contracts as a component of cost of goods sold over the term of these contracts rather than on the delivery date for the underlying commodity as further discussed below. In addition, we recorded a $3 million gain on the disposal of our consumer bread products division in Brazil for the six months ended June 30, 2001 compared to a loss relating to the division for the six months ended June 30, 2000. We sold this division to a third party in March 2001 for $58 million.

         Prior to January 2001, open fixed price purchase and sales contracts for merchandisable agricultural commodities were not recognized in our financial statements until delivery of the underlying commodities. Upon our adoption of SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities on January 1, 2001 these open fixed price purchase and sales contracts qualified as derivatives under SFAS No. 133. SFAS No. 133 requires that these derivative financial contracts be recorded on our balance sheet at their fair market value. We have elected to record the associated unrealized gains and losses on these open contracts as a component of cost of goods sold. The impact of this accounting change was the acceleration of the recognition of the open fixed purchase and sales contracts. These contracts have a maturity of less than twelve months and we expect to take delivery of the underlying merchandisable agricultural commodities on these contracts at maturity. Our adoption of SFAS No. 133 resulted in our recording of the previously unrecognized unrealized gains as of December 31, 2000 on these contracts as a cumulative effect of a change in accounting principle as of January 1, 2001.



LIQUIDITY AND CAPITAL RESOURCES

         Capital expenditures were $105 million and $77 million for the six months ended June 30, 2001 and 2000. The majority of these capital expenditures related to efficiency improvements to reduce costs and upgrade equipment due to changes in technology. In the six months ended June 30, 2001, we continued a number of revenue enhancing projects which we began in 2000 and are near completion, including constructing additional agricultural commodities storage facilities in Brazil and a sulfuric acid plant in Brazil for our fertilizer segment, as well as the completion of the upgrade of our Destrehan, Louisiana export elevator.

         In the six months ended June 30, 2001, we acquired an additional 3% interest in Fosfertil for $21 million, of which $3 million consisted of cash and the remainder consisted of a variable interest rate note to be repaid in seven installments through July 2002. During the six months ended June 30, 2000, we acquired Manah for $47 million in cash, net of cash acquired of $36 million, and paid $24 million in cash to acquire the remaining 13% of one of our Brazilian food products subsidiaries that we did not already own.

         Our principal sources of liquidity are cash flow from operations and borrowings under various short-term and long-term bank facilities and lines of credit. Prior to 2000, we obtained most of our financing at subsidiary levels. In 2000, we implemented several new initiatives to coordinate our funding activities at the parent company level and access the international capital markets, raising a total of $1 billion. These initiatives are designed to allow us to take advantage of lower financing costs worldwide. In December 2000, we received net proceeds of $163 million from issuance of $170 million of redeemable preferred stock by a special purpose subsidiary. Cash dividends on the preferred stock are payable quarterly based on three-month LIBOR plus a variable spread. As of June 30, 2001, we have accrued dividends of $6 million on the redeemable preferred stock of which we have paid $4 million. We entered into a $700 million commercial paper facility in September 2000, under which $615 million was outstanding as of June 30, 2001 at a weighted average interest rate of 4.9%. Our commercial paper program was rated investment grade by the three principal credit rating agencies. We also issued $107 million of 8.51% three-year trust certificates and $18 million of 8.61% five-year trust certificates in December 2000. In addition, in 2000, Bunge International Limited, our sole shareholder prior to our initial public offering, contributed $126 million of capital to us in the form of a secured note payable. During the first six months of 2001, Bunge International Limited repaid $18 million of the principal amount of this note to us.


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


         Cash and cash equivalents at June 30, 2001 and December 31, 2000 were $231 million and $423 million, respectively. Included in our inventory were readily marketable commodity inventories of $1,307 million and $876 million at June 30, 2001 and December 31, 2000, respectively. These agricultural commodities, which are financed with short-term debt, are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Our current ratio, defined as current assets divided by current liabilities, was 1.17 and 1.25 at June 30, 2001 and December 31, 2000, respectively. Due to our cash levels and the liquidity of our agricultural commodities inventory, we believe our working capital levels satisfy our present business needs.

        At June 30, 2001, we had $674 million outstanding and approximately $395 million available borrowing capacity under short-term lines of credit with a number of lending institutions. In addition, we have various long-term debt facilities at fixed and variable interest rates denominated in both U.S. dollars and reais, most of which mature between 2001 and 2005. As of June 30, 2001, we had $1,065 million outstanding under these long-term credit facilities. Of this amount, $394 million was secured by certain land, property, equipment and export commodity contracts, as well as shares of the capital stock of Bunge Fertilizantes, Fosfertil S.A. and Ultrafertil S.A. Annual maturities of long-term debt for the five years after December 31, 2000 are $254 million, $283 million, $268 million, $101 million and $117 million.

         In June 2001, we defeased $60 million of our outstanding long-term debt by depositing $62 million of U.S. treasury securities, which are sufficient to make payments of interest and principal on the scheduled payment dates, in trust for the benefit of the lenders. The debt instrument defeased was an export financing contract, which required us to export our products to certain customers. As a result of changes in our business, principally the expansion of our international marketing operations, this debt agreement was no longer commercially attractive to us. These restricted securities will be held in trust until the final maturity of the debt in 2003.

          Our long-term debt agreements require us to comply with specific financial covenants related to minimum net worth and working capital and a maximum long-term debt to net worth ratio. We do not expect any legal or contractual restrictions on the ability of our subsidiaries to transfer funds to us to have any impact on our ability to meet our cash obligations.



RECENT INITIAL PUBLIC OFFERING

          On August 6, 2001, Bunge International Limited effected a series of transactions that resulted in the pro rata distribution of the common shares of Bunge to the shareholders of Bunge International Limited in a spin-off transaction. Prior to August 6, 2001, all of the common shares of Bunge were owned by Bunge International Limited, a privately held company incorporated in Bermuda.

          On August 7, 2001, Bunge sold 17,600,000 of its common shares, par value $.01, at an offering price of $16 per share in an initial public offering. Proceeds from the offering less, underwriting discounts, commissions and expenses, were approximately $261 million. The net proceeds were used to reduce indebtedness under Bunge's commercial paper program.


RECENT ACCOUNTING PRONOUNCEMENTS

         In July 2001, Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141), and No. 142, Goodwill and Other Intangible Assets (SFAS No.
142). SFAS No. 141 supercedes Accounting Principle Board (APB) Opinion No. 16, "Business Combinations" and changes the accounting for business combinations by requiring all business combinations to be accounted for using the purchase method eliminating pooling-of-interests except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 also clarifies the criteria for recognizing intangible assets separately from goodwill. SFAS No. 141 is effective for any business combination that is completed after June 30, 2001. Bunge is evaluating the impact SFAS No. 141 will have on its financial statements.


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


         SFAS No. 142 supercedes APB Opinion No. 17, "Intangible Assets" and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets, but not those acquired in a business combination, by eliminating the amortization of goodwill and other intangible assets with indefinite lives. However, SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. Bunge will continue to amortize goodwill and intangible assets acquired prior to July 1, 2001 during the transition period of July 1, 2001 until the adoption of SFAS No. 142 on January 1, 2002. Bunge is evaluating the impact SFAS No. 142 will have on its financial statements.

         Effective January 1, 2001 we adopted FASB SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. As a result of this adoption on January 1, 2001, our net income increased for the first six months by $7 million, net of $4 million of tax expense for the fair value of previously unrecognized derivative instruments. We also recorded a loss in other comprehensive income (loss) of $3 million, net of $2 million tax benefit for derivatives which hedge the variable cash flows of certain forecasted transactions. These adjustments are reported as a cumulative change in accounting principle as of January 1, 2001.



                    QUANTITATIVE AND QUALITATIVE DISCLOSURES

                                ABOUT MARKET RISK

         There have been no significant changes in our commodities, currency or interest rate market risk since December 31, 2000, except for an increase in our permanently invested intercompany loans to $573 as of June 30, 2001 from $290 as of December 31, 2000, which will serve to further reduce our exposure to foreign exchange gains and losses.


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




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             BUNGE LIMITED



Date: August 10, 2001                        By:  /s/ William M. Wells
                                                  ------------------------------
                                                   William M. Wells
                                                   Chief Financial Officer


                                                   /s/ Theodore P. Fox, III
                                                   -----------------------------
                                                   Theodore P. Fox, III
                                                   Controller and Principal
                                                     Accounting Officer


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